UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Board Authorizes Share Repurchases (Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 ofthe Company Law of Japan.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on January 22, 2014, in Kyoto, Japan

Nidec Board Authorizes Share Repurchases

(Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of

the Company Law of Japan.)

Nidec Corporation (NYSE: NJ) (the “Company”) announced today that it has resolved at a meeting of the Board of Directors held on January 22, 2014 to repurchase its own shares in accordance with the Articles of Incorporation pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Reason for Share Repurchase

This resolution is intended to ensure agile capital management highly responsive to the changing business environment.

Details of Authorized Share Repurchase Plan

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 2,000,000 shares

(1.45% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2014 through January 26, 2015

Reference

Total number of shares issued and outstanding and shares held in treasury as of January 22, 2014:

• Total number of shares issued (excluding shares held in treasury):  137,904,828 shares

• Shares held in treasury:  7,170,252 shares

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